FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Gaynor Mitchell L.	2. Issuer Name and Ticker or Trading Symbol Portal Software, Inc. PRSF		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) VP, General Counsel and Secretary
(Last) (First) (Middle) 10200 S De Anza Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/7/02
(Street) Cupertino, CA 95014		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$ 1.71	2/26/02		D			150,000	3/26/02	2/25/12	Common Stock	150,000		0	D
Employee Stock Option (Right to Buy)	$ .69	2/26/02		A		150,000		3/26/02(1)	2/25/12	Common Stock	150,000		150,000	D
Employee Stock Option (Right to Buy)	$ 1.89	2/7/02		D			15,000	2/7/02	2/6/12	Common Stock	15,000		0	D
Employee Stock Option (Right to Buy)	$ .69	2/7/02		A		15,000		2/7/02(2)	2/6/12	Common Stock	15,000		15,000	D
Employee Stock Option (Right to Buy)	$ 1.89	2/7/02		D			30,000	2/7/02	2/6/12	Common Stock	30,000		0	D
Employee Stock Option (Right to Buy)	$ .69	2/7/02		A		30,000		2/7/02(3)	2/6/12	Common Stock	30,000		30,000	D
Employee Stock Option (Right to Buy)	$ 7.00(4)	5/5/99		D			300,000(5)	5/5/00	5/4/09	Common Stock	300,000		0	D
Employee Stock Option (Right to Buy)	$ .69	5/5/99		A		300,000		5/5/00(6)	5/4/09	Common Stock	300,000		300,000	D

Explanation of Responses:

(1) Option becomes exercisable in 48 equal monthly installments.
(2) Option issued pursuant to Portal's Option Exchange Program. On the grant date, 6,562 shares were immediately vested with the balance vesting at 312.5 shares per month until fully vested.
(3) Options were issued pursuant to Portal's Option Exchange Program. On the grant date, 3,749 shares were immediately vested with the balance vesting at 625 shares per month until fully vested.
(4) This option was previously reported covering 150,000 shares at an exercise price of $14.00 per share, but was adjusted to reflect a stock split on January 19, 2000.
(5) This option was previously reported covering 150,000 shares at an exercise price of $14.00 per share, but was adjusted to reflect a stock split on January 19, 2000.
(6) Option will become exercisable as to 25% of the shares then subject to the option on 5/5/00 and will become exercisable as to the balance in 36 equal monthly installments thereafter.

By: /s/ Mitch Gaynor Mitch Gaynor **Signature of Reporting Person	11/12/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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